SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 11-K

(Mark One)

☒	Annual Report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2005.

or

☐	Transition Report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the transition period from              to              .

Commission file number 0-2722225

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

CFC International, Inc. Employees’ Savings and Investment Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

CFC INTERNATIONAL, INC.

500 STATE STREET

CHICAGO HEIGHTS, IL 60411

Exhibits.

An Exhibit Index has been filed as part of this Report on Page E-1.

CFC International, Inc.

Employees’ Savings and

Investment Plan

Financial Statements and Supplemental Schedule

December 31, 2005 and 2004

CFC International, Inc.

Employees’ Savings and Investment Plan

Index

December 31, 2005 and 2004

Page(s)
Report of Independent Registered Public Accounting Firm	1

Financial Statements

Statements of Net Assets Available for Benefits at December 31, 2005 and 2004	2

Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 2005	3

Notes to Financial Statements	4-8

Supplemental Schedule

Schedule I: Schedule H, line 4i - Schedule of Assets (Held at End of Year) at December 31, 2005	9-10

Note:	Other schedules required by 29 CFR 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of the

CFC International, Inc. Employees’ Savings

and Investment Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the CFC International, Inc. Employees’ Savings and Investment Plan (the “Plan”) at December 31, 2005 and 2004, and the changes in net assets available for benefits for the year ended December 31, 2005 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Chicago, Illinois

June 28, 2006

CFC International, Inc.

Employees’ Savings and Investment Plan

Statements of Net Assets Available for Benefits

December 31, 2005 and 2004

	2005	2004
Assets
Investments
Participant directed investments, at fair value	$8,744,949	$9,628,510
Loans to participants	126,864	88,382

Total investments	8,871,813	9,716,892

Receivables
Employer contributions	22,298	19,351
Employee contributions	83,923	69,640
Interest	82	275

Total receivables	106,303	89,266

Net assets available for benefits	$8,978,116	$9,806,158

The accompanying notes are an integral part of these financial statements.

CFC International, Inc.

Employees’ Savings and Investment Plan

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2005

2005
Additions
Investment income
Net appreciation in fair value of investments	$357,273
Dividend income	203,195
Interest income	7,207

567,675

Contributions
Employer	215,982
Employee	800,119

1,016,101

Total additions	1,583,776

Deductions
Benefits paid to participants	2,410,212
Loan processing and distribution fees	1,606

Total deductions	2,411,818

Net decrease	(828,042)
Net assets available for benefits, beginning of year	9,806,158

Net assets available for benefits, end of year	$8,978,116

The accompanying notes are an integral part of these financial statements.

CFC International, Inc.

Employees’ Savings and Investment Plan

Notes to Financial Statements

December 31, 2005 and 2004

1.	Plan Description

The following description of the CFC International, Inc. Employees’ Savings and Investment Plan (the “Plan”) is provided for general information purposes only. Interested parties should refer to the summary plan description or plan agreement for more complete details of the Plan’s provisions.

The Plan is a defined contribution plan whose purpose is to provide retirement benefits for eligible employees of CFC International, Inc. (the “Employer”) who have completed one hour of service and attained age 21. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

ABN AMRO Trust Services Company (the “Trustee”) was the Trustee of the Plan through March 31, 2005. Effective April 1, 2005, the Plan changed its Trustee from ABN AMRO Trust Services Company to the Fidelity Management Trust Company (“Fidelity”). The Trustee holds the Plan’s investment assets and executes investment transactions.

Contributions

Each year, eligible employees (“Participants”) may contribute between 2% and 18% of their annual pre-tax compensation and between 2% and 14% of their annual post-tax compensation under a salary deferral agreement, subject to limits imposed by the Internal Revenue Code. For each participant’s salary deferral contribution up to a maximum of 4% of annual compensation, as defined, the Employer will make matching contributions of 50% of such participant’s pre-tax contribution. In addition, the Employer can make a discretionary contribution to the Plan each year. Under provisions of the Plan, participants may direct the Trustee to invest their contributions, as well as employer contributions, in any investment options available under the Plan. Investment options are registered investment companies, money market funds, certain equity securities and common collective trust funds.

Participant Accounts

Participant accounts are credited with each participant’s current contribution, employer matching contributions and an allocation of (a) employer discretionary contributions and (b) the Plan’s earnings and losses. Allocations are based on participants’ account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting and Forfeitures

Participants immediately vest in their own contributions plus earnings and losses thereon. The Employer’s matching contributions vest after one year of service. Employees must complete 1,000 hours (one year) of service and be employed on the last day of the plan year to receive an Employer discretionary contribution. Employer discretionary contributions vest over seven years, as defined in the plan document. Forfeitures of non-vested balances are used to reduce the Employer’s contribution for the Plan year. Forfeitures were $1,165 in 2005 which were used to reduce employer contributions in the year ended December 31, 2005.

CFC International, Inc.

Employees’ Savings and Investment Plan

Notes to Financial Statements

December 31, 2005 and 2004

Payment of Benefits

On termination of service due to retirement, death or disability, participants become 100% vested in their account balance. For termination of service for other reasons, participants may receive the vested balance in their account. Vested balances less than $1,000 are automatically distributed after employment is terminated. Vested balances greater than $1,000 are distributed upon election by the participant. All amounts must be distributed as lump-sum distributions.

Participant Loans

The Plan provides that a participant may borrow from their fund accounts a minimum of $1,000 up to a maximum of the lesser of 50% of the participant’s vested account balance or $50,000 less the excess of the highest outstanding loan balance during the previous one year period over the outstanding balance as of the date of the loan. The loans are secured by the balance in the participant’s account and bear interest at the prime rate at the time of the loan origination plus 1%. Repayment of principal and interest occurs through payroll withholding over a period not to exceed 60 months, unless the loan is for the purchase or construction of a home, in which case the repayment period may extend to 180 months. At December 31, 2005, participant loans have various maturity dates through November 2019, with varying interest rates ranging from 5% to 10.5%.

Termination of Plan

Although it has not expressed any intent to do so, the Employer has the right under the Plan at any time to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination participant account balances become 100% vested and Plan assets, after allowances for expenses of administration or liquidation, are to be allocated proportionately to each participant based on the net aggregate value of the participants’ investments determined as of the date of Plan discontinuance.

2.	Summary of Significant Accounting Policies

Basis of Accounting

The Plan’s financial statements are prepared on the accrual basis of accounting.

Investment Valuation and Investment Income

The Plan’s investments are valued at fair value as determined by the Trustee. Common stock is valued at quoted market prices. Shares of registered investment companies are valued at quoted market prices which represent the net asset value of the shares held by the Plan at year end. Common and collective trust investments are stated at unit value which represents the fair value of the underlying investments. Participant loans are valued at the outstanding principal amount which approximates fair value.

Purchases and sales of securities, including related gains and losses, are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date and allocated monthly. Interest is accrued and allocated monthly.

The Plan presents in the statement of changes in net assets available for benefits the net appreciation (depreciation) in the fair value of its investments which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

CFC International, Inc.

Employees’ Savings and Investment Plan

Notes to Financial Statements

December 31, 2005 and 2004

Payment of Benefits

Benefits are recorded when paid.

Contributions

Employer matching and employee contributions are recognized during the period in which the participant’s related compensation is earned. Employer discretionary contributions are recognized during the period in which approved by the Employer’s board of directors. No Employer discretionary contributions were made during the year ended December 31, 2005.

Administration

The Plan is administered by CFC International, Inc. (the “Administrator”) who is responsible for both financial and non-financial aspects of the Plan. The Administrator has entered into Trust agreements with Fidelity (ABN AMRO prior to April 1, 2005) to receive contributions, administer the assets of the Plan and distribute withdrawals pursuant to the Plan.

Risks and Uncertainties

The Plan provides for investment in various mutual funds, a money market fund, common and collective trusts and certain equity securities. Such investments are exposed to various risks, such as interest rate, market and credit. The Plan also has an international fund exposed to currency risks. Due to the level of risk associated with such investments, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and amounts reported in the statements of net assets available for benefits.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Expenses

All recordkeeping expenses incurred by the Plan are paid by the Employer. All loan processing and distribution fees are paid by the participants requesting the transactions.

CFC International, Inc.

Employees’ Savings and Investment Plan

Notes to Financial Statements

December 31, 2005 and 2004

3.	Investments

The following table presents individual participant directed investment options that represent 5% or more of the Plan’s net assets as of December 31:

	2005	2004
ABN AMRO S&P 500 Index Collective Fund	$—	$3,928,263
ABN AMRO Chicago Capital Bond Fund	—	1,349,655
ABN AMRO Income Plus Collective Fund	—	2,169,155
Veredus Aggressive Growth Fund	—	534,331
Julius Baer International Equity Fund	—	513,354
CFC International Unitized Stock Fund	—	704,639
Dreyfus S&P 500 Index Fund	3,749,891	—
Fidelity Advisor Intermediate Bond Fund - Class T	738,162	—
Fidelity Advisor Small Cap Fund - Class T	464,960	—
Fidelity Advisor Diversified International Fund - Class T	541,772	—
Fidelity Advisor Stable Value Portfolio Class II	1,372,493	—

During 2005, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $357,273 as follows:

2005
Registered investment companies	$397,774
CFC International Unitized Stock Fund	39,389
Common collective trust	(79,890)

$357,273

4.	Party-in-Interest Transactions

Certain Plan investments are shares of mutual funds and common collective trusts managed by Fidelity (and ABN AMRO prior to April 1, 2005). Fidelity (and ABN AMRO prior to April 1, 2005) is the trustee as defined by the Plan; therefore, these transactions qualify as party-in-interest transactions. In addition, the plan document provides for participant loans which also qualify as party-in-interest transactions.

The Trustee is authorized, under contract provisions and by exemption under 29 CFR 408(b) of ERISA regulations, to invest in securities under its control and securities of the Employer.

The Plan also invests in a unitized stock fund that is derived from the Plan sponsor’s stock. The value of the stock fund at December 31, 2005 and 2004 was $301,566 and $704,639, respectively. As the fund is dependent on the Plan sponsor’s stock these transactions qualify as party-in-interest transactions.

CFC International, Inc.

Employees’ Savings and Investment Plan

Notes to Financial Statements

December 31, 2005 and 2004

5.	Tax Status

The Plan is a Prototype Non-standardized Profit Sharing Plan (“Prototype Plan”) sponsored by Fidelity Management and Research Co., a related company to the Trustee, and adopted by the Company. The Prototype Plan obtained its latest determination letter on October 9, 2003, in which the Internal Revenue Service (“IRS”) stated that the Prototype Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code (“IRC”). The Plan has not requested its own determination letter from the IRS. Although the Plan has been amended since receiving the determination letter, the plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC. Therefore, the plan administrator believes that the Plan is qualified and the related trust is tax-exempt as of the financial statement dates.

6.	Subsequent Events

On June 20, 2006, CFC International, Inc. announced that it entered into a definitive agreement to be acquired by an affiliate of Illinois Tool Works Inc. for $16.75 cash per share. There can be no assurance that a transaction will be completed. The effect of any transaction, if completed, on the Plan is not known.

SUPPLEMENTAL SCHEDULE

CFC International, Inc.

Employees’ Savings and Investment Plan

Schedule H, line 4i - Schedule of Assets (Held at End of Year)

December 31, 2005	Schedule I

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	** (d) Cost	(e) Current Value
	Dreyfus S&P 500 Index Fund	Registered investment company	$—	$3,749,891

	Oppenheimer Global Fund - Class A	Registered investment company	—	2,809

	Dreyfus Premier Small Cap Value Fund - Class A	Registered investment company	—	4,528

	BlackRock Mid-Cap Value Equity Portfolio - Class A	Registered investment company	—	39,213

*	CFC International Unitized Stock Fund	Common stock	—	301,566

*	Fidelity Advisor Treasury Fund - Daily Money Class	Interest bearing cash	—	2,491

*	Fidelity Advisor Leveraged Company Stock Fund - Class T	Registered investment company	—	330,109

*	Fidelity Advisor Equity Income Fund - Class T	Registered investment company	—	26,158

*	Fidelity Advisor Intermediate Bond Fund - Class T	Registered investment company	—	738,162

*	Fidelity Advisor SmallCap Fund - Class T	Registered investment company	—	464,960

*	Fidelity Advisor Strategic Income Fund - Class T	Registered investment company	—	40,228

*	Fidelity Advisor Dividend Growth Fund - Class T	Registered investment company	—	2,854

*	Fidelity Advisor Diversified International Fund - Class T	Registered investment company	—	541,772

*	Fidelity Advisor Stable Value Portfolio - Class II	Common/collective trust	—	1,372,493

*	Fidelity Advisor Freedom 2010 Fund - Class T	Registered investment company	—	82,462

*	Fidelity Advisor Freedom 2020 Fund - Class T	Registered investment company	—	67,056

*	Fidelity Advisor Freedom 2030 Fund - Class T	Registered investment company	—	82,920

*	Fidelity Advisor Freedom 2040 Fund - Class T	Registered investment company	—	37,523

CFC International, Inc.

Employees’ Savings and Investment Plan

Schedule H, line 4i - Schedule of Assets (Held at End of Year)

December 31, 2005	Schedule I

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	** (d) Cost	(e) Current Value
*	Fidelity Advisor New Insights Fund - Class T	Registered investment company	$—	$356,980

*	Fidelity Advisor Freedom 2005 Fund - Class T	Registered investment company	—	309,313

*	Fidelity Advisor Freedom 2015 Fund - Class T	Registered investment company	—	64,395

*	Fidelity Advisor Freedom 2025 Fund - Class T	Registered investment company	—	108,382

*	Fidelity Advisor Freedom 2035 Fund - Class T	Registered investment company	—	18,684

*	Participant loans	5% to 10.5% interest per annum with maturity dates between January 2006 and November 2019	—	126,864

	Total assets			$8,871,813

*	Indicates a party-in-interest
**	Cost information has been omitted as investments are participant directed.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

CFC INTERNATIONAL, INC. EMPLOYEES’
SAVINGS AND INVESTMENT PLAN

By:	CFC International, Inc., Plan Administrator

By:	/s/ Dennis W. Lakomy
Dennis W. Lakomy

Date: June 29, 2006

EXHIBIT INDEX

Exhibit No.	Description
23	Consent of PricewaterhouseCoopers LLP.

E-1